Exhibit 3.13 – Certificate of Amendment of Certificate of Incorporation – dated December 22, 2006
State of Delaware
Secretary of State
Division of Corporation
Delivered 05:35 PM 12/21/2006
FILED 05:35 PM 12/21/2006
SRV 061177506 – 2264857 FILE
CERTIFICATE OF AMENDMENT OF
CERTIFICATE OF INCORPORATION OF
VERIDIEN CORPORATION
The corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:
FIRST, that at a meeting of the Board of Directors of Veridien Corporation resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable. The resolution setting forth the proposed amendment is as follows:
RESOLVED, that the Certificate of Incorporation of this Company shall be amended to increase the number of authorized shares of Common Stock to Eight Hundred Million shares and Article Fourth of the Certificate of Incorporation shall be amended to read:
“FOURTH. Section 1. The total number of shares of all classes of stock which the corporation shall have authority to issue is Eight Hundred Twenty-five Million (825,000,000) shares. The corporation shall have authority to issue two (2) classes of stock. Eight Hundred Million (800,000,000) shares shall be common stock, having a par value of $.001 (hereinafter referred to as “Common Stock”) and Twenty-five Million (25,000,000) shares shall be preferred stock issuable in series and having a par value of $.001 (hereinafter referred to as “Preferred Stock”).
          Section 2. Statement of Preferences, Limitations and Relative Rights in Respect of Shares of Each Class. A description of the different classes of stock and a statement of the designations, preferences, voting rights, limitations and relative rights of the holders of stock of such classes are as follows:
A.	Preferred Stock.

(1)	Shares of Preferred Stock may be issued from time to time in one or more series. The preferences and relative, participating, optional and other special rights of each of such series and the qualifications, limitations or restrictions thereof, if any, may differ from those of any and all other series already outstanding; and the Board of Directors of the corporation is hereby expressly granted authority to fix, by resolution or resolutions adopted prior to the issuance of any shares of a particular series of Preferred Stock, the designations, preferences and relative, participating, optional and other special rights, or the qualifications, limitations or restrictions thereof, of such series, including, without limiting the generality of the foregoing, the following: (a)

The rate, if any, and times at which, and the terms and conditions on which, dividends on the Preferred Stock of such series shall be paid; (b) The redemption price or prices, if any, and the times at which Preferred Stock of such series may be redeemed; (c) The rights of the holders of Preferred Stock of such series upon the voluntary or involuntary liquidation, distribution or sale of assets, dissolution or winding up of the corporation; (d) The terms of the sinking fund or redemption of purchase account, if any, to be provided for the Preferred Stock of such series; (e) The right, if any, of the holders of Preferred Stock of such series to convert the same into, or exchange the same for, other classes of stock of the corporation and the terms and conditions of such conversation or exchange; and (f) The voting powers, if any, of the holders of the Preferred Stock of such series.

(2)	All Shares of a particular series shall be identical in all respects. The rights of the Common Stock of the corporation may be subject to the preferences and relative, participating, optional and other special rights of the Preferred Stock of each series as fixed from time to time by the Board of Directors as aforesaid.

(3)	The holders of the Preferred Stock, in preference to the holders of the Common Stock of the corporation, may be entitled to receive, if and when declared by the Board of Directors, dividends at the rate established by the Board of Directors at the time of the issuance of the shares of each series. Such dividends, when and if declared, may be cumulative so that if dividends in respect of any dividend period shall not have been paid upon, or declared and set apart for, the Preferred Stock, the deficiency shall be fully paid or declared and set apart before any dividends shall be paid upon, or declared or set apart for the Common Stock.

B.	Common Stock.

(1)	After the requirements with respect to preferential dividends upon the Preferred Stock shall have been met, if such preference be established by the Board of Directors of the corporation, and after the corporation shall have complied with all requirements, if any, with respect to the setting aside of sums as a sinking fund or redemption or purchase account for the benefit of any series of Preferred Stock, then and not otherwise, the holders of the Common Stock shall be entitled to receive such dividends as may be declared from time to time by the Board of Directors.

(2)	After distribution in full for the preferential amount to be distributed to the holders of all series of the Preferred Stock then outstanding in the event of voluntary or involuntary liquidation, dissolution or winding up of the corporation, the holders of the Common Stock shall be entitled to receive all the remaining assets of the corporation available for distribution to its stockholders ratably in proportion to the number of shares of Common Stock held by them respectively.

(3)	Each holder of Common Stock shall have one (1) vote for each share of Common Stock held by him in all matters submitted to a vote of the stockholders. Cumulative voting in the election of directors will not be allowed.”
SECOND, that thereafter, by a Consent to Action in lieu of a Special Meeting of the Stockholders, as provided by Section 228 of the General Corporation Law of the State of Delaware, stockholders holding a majority of the issued and outstanding shares of voting stock approved such amendment.
THIRD, that the necessary number of shares as required by statute having voted in favor of the amendment, that said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.
IN WITNESS WHEREOF, said corporation has caused this Certificate of Amendment to be executed this 22nd day of December, 2006:

VERIDIEN CORPORATION
By:	/s/ Sheldon Fenton
Name:	Sheldon Fenton
Title:	President/CEO